UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 26, 2019

ORGANOVO HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-35996

Delaware	27-1488943
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

440 Stevens Avenue, Suite 200

Solana Beach, CA 92075

(Address of principal executive offices, including zip code)

(858) 224-1000

(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading symbol(s))	(Name of each exchange on which registered)
Common Stock, $0.001 par value	ONVO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The disclosures required by this Item are incorporated by reference from the disclosures set forth under Item 8.01 below.

8.01 Other Events.

On December 26, 2019, Organovo Holdings, Inc. (the “Company” or “Organovo”) received notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has been granted an additional 180 calendar days, or until June 22, 2020, to regain compliance with the minimum $1.00 bid price per share requirement of the Nasdaq listing rules.

As previously disclosed, on June 25, 2019, the Company received a written notification from Nasdaq’s Listing Qualifications Staff that it had failed to comply with Nasdaq Listing Rule 5450(a)(1) because the bid price for the Company’s common stock over a period of 30 consecutive business days prior to such date had closed below the minimum $1.00 per share bid price requirement for continued listing. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was afforded an initial period of 180 calendar days, or until December 23, 2019, to regain compliance with Rule 5450(a)(1).

The Company determined that it would not be in compliance with Rule 5450(a)(1) by the December 23, 2019 deadline, and on December 19, 2019, submitted an application to transfer the Company’s common stock from listing on The Nasdaq Global Market to The Nasdaq Capital Market. Doing so allowed the Company to become eligible for an additional 180 day compliance period provided to companies listed on The Nasdaq Capital Market. Such extension is subject to the Company meeting the continued listing requirements for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum $1 bid price requirement. The Company is also required to confirm its intention to cure the bid price deficiency during the second compliance period by effecting a reverse stock split, if necessary.

In its December 19, 2019 transfer application, the Company indicated that it was in compliance with all of the initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and provided written notice of its intention to cure the bid price deficiency during the second compliance period by effecting a reverse stock split, if necessary.

Accordingly, at the opening of business on December 27, 2019, the listing of the shares of the Company’s common stock was transferred from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s common stock will continue to trade under the symbol “ONVO.”

If at any time before June 22, 2020 the bid price of the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notice that the Company has achieved compliance with the Nasdaq continued listing rules. If the Company does not regain compliance by the June 22, 2020 deadline, the Company expects that Nasdaq will provide written notice that the Company’s common stock will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Nasdaq hearing panel.

The Company believes that the completion of the reverse stock split contemplated in connection with its proposed merger (the “Merger”) with Tarveda Therapeutics, Inc. (“Tarveda”), as described in the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2019 and in its Registration Statement on Form S-4, containing a proxy statement/prospectus/information statement, as filed with the SECon December 23, 2019, will address the Nasdaq compliance matter described in this Current Report on Form 8-K. The Company will continue to monitor the bid price of its common stock and consider various other options available to it if its common stock does not trade at a level that is likely to regain compliance by the June 22, 2020 deadline.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Organovo and Tarveda, the proposed Merger and the Company’s ability to maintain its listing on The Nasdaq Capital Market. These statements are based on current beliefs of the management of Organovo and Tarveda, as well as assumptions made by, and information currently available to, the respective management teams. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the transaction in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Organovo and Tarveda to consummate the transaction; risks related to Organovo’s continued listing on The Nasdaq Capital Market until closing of the proposed Merger and the ability of the combined company to maintain its listing if the transaction is consummated; risks related to Organovo’s ability to correctly estimate its operating expenses, its expenses associated with the proposed Merger and its net cash as of the closing of the transaction; the risk that as a result of adjustments to the exchange ratio, Organovo stockholders and Tarveda stockholders could own more or less of the combined company than is currently anticipated; competitive responses to the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; legislative, regulatory, political and economic developments; the combined company’s expected cash position at the closing of the proposed Merger and other factors discussed in the risk factors included in Organovo’s Registration Statement on Form S-4, containing a proxy statement/prospectus/information statement, and its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. In addition, the forward-looking statements included in this communication represent Organovo’s and Tarveda’s views as of the date hereof. Organovo and Tarveda anticipate that subsequent events and developments will cause their respective views to change. However, while Organovo and Tarveda may elect to update these forward-looking statements at some point in the future, Organovo and Tarveda specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Organovo’s or Tarveda’s views as of any date subsequent to the date hereof.

Important Additional Information Will be Filed with the SEC

On December 23, 2019, Organovo filed a Registration Statement on Form S-4 with the SEC, which included a preliminary proxy statement/prospectus/information statement. A definitive proxy statement/prospectus/information statement will be filed with the SEC and mailed to the stockholders of Tarveda and Organovo once the Registration Statement becomes effective. Each party may file other documents with the SEC in connection with the proposed Merger. INVESTORS AND STOCKHOLDERS OF ORGANOVO AND TARVEDA ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ORGANOVO, TARVEDA, THE PROPOSED MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the documents filed with the SEC through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by Organovo with the SEC by contacting Organovo by mail at Organovo Holdings, Inc., 440 Stevens Avenue, Suite 200, Solana Beach, CA 92075, Attention: Corporate Secretary. Investors and stockholders are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Non-Solicitation

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Organovo and its directors and executive officers and Tarveda and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Organovo in connection with the proposed Merger. Information regarding the special interests of the Organovo and Tarveda directors and executive officers in the proposed Merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Organovo is included in Organovo’s Definitive Proxy Statement on Schedule 14A relating to the 2019 Annual Meeting of Stockholders, filed with the SEC on July 26, 2019. These documents are available free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

ORGANOVO HOLDINGS, INC.

Date: December 30, 2019	/s/ Taylor Crouch
Taylor Crouch
Chief Executive Officer and President